Yukon-Nevada Gold Corp. Reviews Progress at Jerritt Canyon, Nevada

Vancouver, BC – December 30, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the ”Company”) presents an overview of the work completed at Jerritt Canyon since the facility reopened in 2009. Jerritt Canyon is located 50 miles north of Elko, Nevada and is operated by Queenstake Resources USA Ltd., ("Queenstake") a wholly owned subsidiary of the Company. This review covers the areas of:

  Environmental Compliance
  New Tailings Facility Construction
  Plant Upgrades
  Plant Winterization
  Fleet Renewal
  Underground Mine Re-start
  Open Pit Re-start
  Exploration
  Safety

Environmental compliance was achieved by the issuance of a Consent Decree in the fall of 2009 allowing the Company to restart its milling operation. Since re-starting the plant in October 2009 the roasters have successfully been subject to independent engineer stack testing for emission compliance for mercury, particulates, sulfur dioxide and other emissions. The results of these tests have allowed the frequency of the testing to be reduced by a factor of three. Other items in the Consent Decree are also substantially complete, with two key projects, the replacement of the second quench tank and the installation of the new ore dryer circuit, set to be finished in the shutdown commencing early January. The remaining project to complete is the clean-up of the rock drainage areas on the property, which will be performed over the coming year in compliance with the requirements of the Consent Decree.

A new tailings storage facility (“TSF”) was approved for construction in July 2011. This facility, which is double lined, is mostly completed and waits commissioning in 2012. The old TSF, which has more than sufficient life to last until the new facility is operating, will be closed and reclaimed using the bonded monies already in place.

Plant upgrades including a new digital control system will and are allowing for better and more continuous operation of the plant. This has been enhanced by restocking of the parts warehouse. As stated in our October 31st news release, plant winterization has been delayed by fabrication difficulties, but is now on track for completion before the end of January.

In parallel, the Company re-started the Smith underground mine and engaged Small Mine Development, LLC (“SMD”) to operate the mine in February 2010. SMD have been achieving a steady 1,000 tons per day delivery to the run of mine stockpile. In October 2011 the Company re-started the SSX underground mine which is scheduled to ramp up to 1,200 tons per day from the current level of 300 tons per day, as more equipment becomes available and additional resources are put in place. The Company has also obtained permitting to develop the Starvation Canyon underground mine which is scheduled to be ready in H2 2012 as infrastructure is put in place and equipment delivered. Starvation Canyon will be capable of delivering up to 600 tons of ore per day. This will complete the underground mine development program producing a targeted 2,800 tons per day of ore to the mill.

The Company is also focused on the recommencement of open pit mining at the property which was shut down in the late 1990’s period due to the prevailing price of gold. Permit approvals to re-open previously operated pits as well as new pits are being sought. This would address the ability of the milling facility to operate at tonnages greater than those able to be supplied by the underground mines.

Upon completion of the shutdown in mid-January, the plant is scheduled to re-start at a through put rate of 150,000 ounces per year and ramp up from there. Jerritt Canyon has averaged 300,000 ounces of gold a year historically from 1987 until early 2003 when it went into decline due to insufficient working capital for investing in sustaining operations, preventative maintenance and necessary environmental compliance.

President and CEO, Robert Baldock states, “There is every reason for the facility to operate at similar production levels in the future and that is certainly management’s goal. As an indication of the confidence the senior management team (CEO, CFO, COO and Senior Executive VP) has in the future of the Company they have recently commenced buying stock.”

Underground exploration was initiated soon after the Smith Mine was reopened, exploration on the surface was reinitiated in the summer of 2011 and is planned to continue for the foreseeable future. Extension of the present underground mines, re-opening of previously operated open pits and targeting of new open pits are part of the extensive exploration program. The Company is currently reviewing the results of drilling activity in 2011 and will provide additional updates on these results when the review is complete.

Yukon-Nevada is committed to the safety of its workforce and will take all measures to ensure the continued safe and productive operations at Jerritt Canyon. To that end a recent meeting between management and Mine Safety and Health Administration has made it clear recent changes combined with a good inspection in February will make a significant difference to the way the Company is viewed by the regulators as referenced in our most recent press release dated December 2nd, 2011.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches

Investor Relations Manager
Tel: (604) 688-9427 ext. 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.